EXHIBIT 3.23(a)

CERTIFICATE OF FORMATION

OF

LYONDELL LP3 GP, LLC

This Certificate of Formation of Lyondell LP3 GP, LLC (the “Company”) is being executed and filed by the undersigned authorized person for the purpose of forming a limited liability company under the Delaware Limited Liability Company Act.

Article One

The name of the Delaware limited liability company formed hereby is Lyondell LP3 GP, LLC.

Article Two

The address of the registered office of the Company in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, and the name and address of the registered agent for service of process on The Company in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on December 26, 2002.

Authorized Person

LYONDELL CHEMICAL COMPANY

By:
Allen C. Holmes
Vice President, Tax and Real Estate